WARREN RESOURCES, INC.
1114 Avenue of the Americas
34th Floor
New York, NY 10036

April 28, 2009

VIA EDGAR AND MESSENGER

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Mr. Douglas Brown

  Re:
  Warren Resources, Inc.
  Registration Statement on Form S-3
  File No. 333-158127
  Filed on March 20, 2009

Dear Mr. Schwall:

        On behalf of Warren Resources, Inc. (the "Company"), this letter responds to comments made by the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the above referenced Registration Statement on Form S-3 in the Staff's letter dated April 8, 2009. Set forth below are the Staff's comments in bold type, with each comment followed by the Company's response. The page references are to the pages in the attached marked copy of Amendment No. 1 to the Form S-3 Registration Statement. These responses are provided to you as supplemental information. Where necessary we have included additional supplemental information as exhibits, as referenced in each of our responses.

General

1.
We note that you incorporate by reference your Annual Report of Form 10-K for the year ended December 31, 2008. Further, we note that Part III of your Form 10-K incorporates by reference your proxy statement which, as of the date of this letter, has not been filed. Please file your definitive proxy statement with the Form 10-K Part III disclosure before your registration statement is declared effective, or include the Form 10-K Part III information in your 10-K. See Securities Act Forms CD&I 123.01.

  Response:

  Please be advised that on April 20, 2009 the Company filed its definitive proxy statement on Schedule 14A.

  Description of Warrants, page 25

  Description of Stock Purchase Contracts and Stock Purchase Units, page 26

2.
We note that warrants, stock purchase contracts, and stock purchase units may be composed of third-party securities or "other securities." It appears that such an issuance would involve the offer and sale of a separate security that is not being registered. Please explain how the distribution of those third-party securities will be effected in compliance with the registrations requirements of the Securities Act.

  Response:

  In response to the Staff's comment, as discussed with Mr. Brown, and as reflected in Amendment No. 1 to the Form S-3, the Company has qualified the phrase "or other securities" by adding "that are registered hereunder" to follow it immediately; and it also has revised the text to remove any references to third-party securities.

3.
You intend to register an offering that may consist of purchase contracts and units, the specific terms of which are intended to be described in a prospectus supplement. Where the offered securities involve the issuance of a novel or complex security, we may have comments on the disclosure in the prospectus supplement. In addition, the issuance of any novel or complex securities may represent a fundamental change to the information contained in the registration statement and/ or a material change to the plan of distribution such that a post-effective amendment would be required.

  Response:

        We acknowledge and agree with this Comment #3.

4.
To the extent that you prefer to receive any potential staff comments prior to the time that you file a definitive prospectus supplement, you may submit the disclosure relating to the purchase contracts or units in preliminary form prior to filing in definitive form. In that case, ensure that you submit the proposed supplement sufficiently far in advance of the intended offering date to allow for staff review.

  Response:

        The Company acknowledges and appreciates the contents of this Comment #4.

  Exhibit 5.1

5.
Please note that each time you do a takedown of any of these securities, you must file a "clean" opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate clean opinions.

  Response:

  The Company will file any appropriate "clean" opinion of counsel each time the Company does a takedown of any of these securities.

Engineering Comments

Business and Properties, Page 4

California Projects, Page 6

6.
We note that your projected 2008 production (in your year-end 2007 reserve report) for the Wilmington Townlot unit is 23% higher than the actual realized production volume for the same period. Please:

    The Company has earlier provided a copy of the relevant portion of the independent petroleum engineering reserve report issued by Williamson Petroleum Consultants, Inc. ("Williamson") for the year-ended December 31, 2007 as well as the supplemental information requested relating to the proved reserve disclosures ("2007 Williamson Report") contained in the 2007 Form 10-K in a separate letter addressed to Mr. Ronald Winfrey dated January 29, 2009 requesting confidential treatment of such information pursuant to Rule 83 (17 C.F.R. 200.83) and applicable regulations of the Commission under Rule 418 of the Securities Act of 1933, as amended, and Regulation C thereunder, Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 101(c)(2) of Regulation S-T. Also, the Company has provided a copy of the relevant portion of the independent petroleum engineering reserve report issued by Williamson for the year ended December 31, 2008 as well as the supplemental information requested relating to the proved reserve disclosures ("2008 Williamson Report") contained in the 2008 Form 10-K in a separate letter addressed to Mr. Ronald Winfrey dated of even date herewith requesting similar confidential treatment of such information pursuant to Rule 83 (17 C.F.R. 200.83) and applicable regulations of the Commission under Rule 418 of the Securities Act of 1933, as amended, and Regulation C thereunder, Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 101(c)(2) of Regulation S-T. (The 2007 Williamson Report and the 2008 Williamson Report and supplemental materials provided in connection with the proved reserves and reserve engineering are collectively the "Confidential Submission").

    •
    Explain the reasons for this shortfall in production. Compare the timing and figures for your assumed peak production rate(s) for each of the three zones-Upper Terminal, Tar and Ranger—with those that were realized in 2008 and include peak well rates and assumed well counts.

    The requested information has been provided in the Confidential Submission.

    •
    Discuss the technical reserve revisions this shortfall implies.

    The requested information has been provided in the Confidential Submission.

    •
    Address the fact that the conditions in your agreement with South Coast Air Quality Management District ("SCAQMD"), page 21, that led to production being held below 3000 BOPD were known before year-end 2007, i.e. in time for incorporation in your 2007 year-end reserve report.

    The requested information has been provided in the Confidential Submission.

7.
We could find no apparent reserve report entry for future capital for WTU injection wells (29) or the NWU (20). Please direct us to that information's location.

        The requested information has been provided in the Confidential Submission.

Natural Gas and Oil Reserves, page 9

8.
We note the decrease in your California proved oil reserves. Please furnish to us the petroleum engineering reports—in hard copy and electronic format—you used as the basis for your year—end 2008 California proved reserve disclosures.

        The requested information has been provided in the Confidential Submission.

  Oil and Gas Reserve Data, page F-34

  Changes in Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves, page F-39

9.
In your response three to our December 30, 2008 letter, you stated, "We acknowledge the Staff's comments and will include the line item "previously estimated development costs incurred during the period" in its Form 10-K for the fiscal year ended December 31, 2008, which will be filed within 45 days (by March 16, 2009)." Your 2008 Form 10-K presents the line item "Development costs incurred" instead of the agreed language. Please acknowledge that you will comply with our prior comment three in future documents.

  Response:

        The Company will comply with the Staff's request in future documents.

General Information

        We have endeavored to provide you with everything requested. If you have any questions with respect to the foregoing, please contact Roy Williamson of Williamson Petroleum Consultants, Inc., the Company's independent petroleum engineers, with respect to the Engineering Comments at (432) 685-6100, or Alan Talesnick, Esq. at (303) 894-6378 or the undersigned at (212) 697-9660.

        Thank you for your attention to this filing. We look forward to hearing from you shortly.

Very truly yours,
/s/ DAVID E. FLEMING David E. Fleming Senior Vice President and General Counsel
cc:
Office of Freedom of Information and Privacy Operations
Mr. Douglas Brown, Securities and Exchange Commission
Mr. Ronald Winfrey, Securities and Exchange Commission
Mr. Alan Talesnick, Patton Boggs, LLP
Mr. Roy Williamson, Williamson Petroleum Consultants, Inc.
Mr. Rick McCune, Grant Thornton, LLP
Mr. Norman F. Swanton, Warren Resources, Inc.